UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant's name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: August 17, 2026	/s/ Rhylin Bailie
Rhylin Bailie
VP Investor Relations

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 17, 2026